UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 12b-25

Commission File Number: 333-44467-01

NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q

[_] Form N-SAR

For Period Ended: March 31, 2004

[ ] Transition Report on Form 10-K [ ] Transition Report on From 10-Q

[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: ESSEX PORTFOLIO, L.P.

Former name if applicable: N/A

Address of principal executive office: 925 East Meadow Drive

City, state and zip code: Palo Alto, CA 94303

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form B-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant has experienced delays and complications in resolving financial reporting issues related to the adoption of Financial Accounting Standards Board Interpretation No. 46 (Revised December 2003) (FIN 46R). The Registrant and its auditors are in the process of finalizing the review of the Registrant's FIN 46R implementation. This review has raised technical issues that require a substantial amount of time to resolve. As a result, the Registrant is unable, without unreasonable effort or expense, to complete and file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (the "Quarterly Report") by May 10, 2004, the prescribed deadline for filing.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
Mark J. Mikl	(650)	494-3700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that it will report changes in its results of operations for the quarterly period ended March 31, 2004, as compared to the similar period in the prior fiscal year. A significant factor causing such changes is the Registrant's adoption of FIN 46R for the quarter ended March 31, 2004. As discussed above, the Registrant and its auditors are still resolving financial reporting issues relating to the adoption of FIN 46R and, accordingly, it is difficult to estimate the effect of such adoption on the Registrant's results of operations for the quarter, and any such estimate would be subject to change.

ESSEX PORTFOLIO, L.P.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2004 By: Essex Property Trust, Inc.
Its: General Partner

By: /s/ Mark J. Mikl

Mark J. Mikl

First Vice President, Treasurer and Controller

(Authorized Officer and Principal Accounting

Officer)